40-33

OppenheimerFunds®
The Right Way to Invest

OppenheimerFunds, Inc.
Two World Financial Center
225 Liberty Street
New York, NY 10281-1008
www.oppenheimerfunds.com

March 2, 2009

Office of Applications and Report Services
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: **Civil Action Document Filed on Behalf of OppenheimerFunds, Inc. (File No. 801-8253), OppenheimerFunds Distributor, Inc. (File No. 8-22992), and Oppenheimer Champion Income Fund (File No. 811-5281)**

To the Securities and Exchange Commission:

Enclosed for filing on behalf of Oppenheimer Champion Income Fund, a registered management investment company (the "Fund"), and OppenheimerFunds, Inc. ("OFI") and OppenheimerFunds Distributor, Inc. ("OFDI"), the Fund's investment advisor and general distributor, respectively, pursuant to Section 33 of the Investment Company Act of 1940, is a copy of the complaint in *Janssen v. Oppenheimer Champion Income Fund, et al.* (USDC, D.CO.) (the "Civil Action"). The Civil Action purports to be a class action brought against certain of the Fund's trustees and officers, OFI and OFDI (collectively the "OppenheimerFunds defendants"). The Civil Action states that the plaintiff is a shareholder of the Fund. The enclosed complaint was filed on February 24, 2009. The OppenheimerFunds defendants are not aware that any of them have been served, as of the date of this letter.

Very truly yours,

Mitchell J. Lindauer
Vice President &
Assistant General Counsel
(212) 323-0254
fax: (212) 323-4070
mlindauer@oppenheimerfunds.com

cc: Bell Boyd & Lloyd LLC

I:\LEGAL\Litigation\SEC Filings\Janssen Champion Initial Complaint.doc

09005367

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF COLORADO

Civil Action No.

RONALD J. JANSSEN, individually and on behalf of all others similarly situated,

Plaintiff,

v.

OPPENHEIMERFUNDS, INC., OPPENHEIMER FUNDS DISTRIBUTOR, INC., WILLIAM L. ARMSTRONG, ROBERT G. AVIS, GEORGE C. BOWEN, EDWARD L. CAMERON, JON S. FOSSEL, SAM FREEDMAN, BEVERLY L. HAMILTON, ROBERT J. MALONE, F. WILLIAM MARSHALL, JR., JOHN V. MURPHY, BRIAN W. WIXTED, and ANGELO MANIOUDAKIS,

Defendants.

CLASS ACTION COMPLAINT AND JURY DEMAND

Plaintiff, for his Complaint, alleges the following upon personal knowledge as to himself and his own acts, and as to all other matters upon information and belief, based upon the investigation made by and through his attorneys, which included, *inter alia*, review of Securities and Exchange Commission ("SEC") filings, press releases, analyst reports, news articles, and other publicly available materials.

I. INTRODUCTION

1. Plaintiff brings this action against members of the Oppenheimer Funds family on behalf of persons who bought shares in the Oppenheimer Champion Income Fund (the "Fund"). The Fund sold five classes of shares, A, B, C, N, and Y, under the ticker symbols OPCHX, OCHBX, OCHCX, OCHNX, and OCHYX.

2. Plaintiff alleges that Defendants violated federal and state law in registering, marketing and selling the Fund as a conservative high income fund or at least a high income fund that was not dramatically riskier than the high income/intermediate fund peer group. Defendants portrayed the Fund as a diversified, higher-yielding Fund that may be appropriate as part of a retirement plan portfolio. However, the Fund was substantially more risky than represented because it took huge gambles on mortgage-backed securities and illiquid derivatives that caused the Fund to crash.

3. Plaintiffs seek to certify two distinct Classes, the "Securities Class" and the "State Law Class," as defined below. (*See* ¶¶ 66-67 *infra.*) Where pertinent, this complaint refers to both classes as the "Classes." The claims of each class are summarized below.

A. Claims of the Securities Class

4. The Registration Statement and Prospectus materials (including notes, circulars, and other written communications) made fundamental and core representations to investors that the Fund was diversified and did not take any undue risks. By way of example, these representations included representations that:

- "The Fund's primary objective is to seek a high level of current income by investing mainly in a diversified portfolio of high-yield, lower-grade, fixed-income securities that the Fund's investment manager, OppenheimerFunds, Inc. (the 'Manager'), believes does not involve undue risk." (Emphasis added.)
- "Under normal market conditions, the Fund invests at least 60% of its total assets in high-yield, lower-grade, fixed-income securities, commonly called 'junk' bonds."
- "The Fund also uses certain derivative investments to try to enhance income or to try to manage investment risks." (Emphasis added.)

- "In selecting securities for the Fund, the overall strategy is to build a broadly diversified portfolio to help moderate the special risks of investing in high-yield debt instruments." (Emphasis added.)
- "The Fund is intended to be a long-term investment and may be appropriate as a part of a retirement plan portfolio." (Emphasis added.)

5. The foregoing representations contained untrue statements of material facts, omitted to state other facts necessary to make the statements not be misleading, and/or omitted to state material facts required to be stated therein for the following reasons:

- The Fund did not invest mainly in a diversified portfolio of high-yield, lower-grade, fixed-income securities but, instead, bet heavily on highly risky derivatives, including total-return swaps and credit-default swaps that cost the Fund hundreds-of-millions in losses. The Fund also made substantial gambles on volatile mortgage-backed securities that tanked and on the bonds of financial companies like Lehman Brothers, AIG, and General Motors at a time when all three companies were in a deep financial crisis.
- For these same reasons, the Fund did not seek to avoid undue risk or use derivatives to try to manage risk. To the contrary, the Fund invested in these speculative devices in order to try to pump returns as returns on high-yield bonds eased during 2007.
- The Fund also had inadequate internal controls to prevent Defendants from taking excessive risk; took on an undue amount of liquidity risk due to the illiquid nature of a large portion of the Fund's portfolios; and over-used leverage, which substantially magnified the Fund's risk.

B. The Claims of the State Law Class

6. In Registration Statements and Prospectuses, Defendants agreed that the Fund's fundamental policies could be changed "by the vote of a 'majority' of the Fund's outstanding voting securities." *See, e.g.*, January 26, 2007, Statement of Additional Information.

7. As part of those policies, the Fund indicated that it could not invest 25% or more of its total assets in any one industry, could not borrow money in excess of 33 1/3% of the value of its total assets, and would at all times during the relevant time period invest mainly in a "diversified portfolio" of high-yield, lower-grade, fixed-income securities that do "not involve undue risk."

8. Contrary to these fundamental policies, beginning in late 2006, the Fund concentrated more than 25% of its total assets in high-risk mortgage-backed securities, utilized substantial and risky leveraging devices that resulted in borrowings well in excess of 33 1/3% of the value of its total assets, heavily employed risky total-return swaps and credit-default swaps, and otherwise invested in securities with undue risk.

9. At no time did the Trustees seek or obtain approval from a majority of the Fund's shareholders to deviate from the foregoing fundamental policies.

10. These violations of fundamental policies dramatically transformed the Fund into a higher risk investment, and the volatility that comes with that higher risk resulted in the loss of hundreds-of-millions of dollars. The State Law Class asserts claims arising from the failure of Defendants to seek and obtain a vote prior to these changes in fundamental policies.

C. The Staggering Losses

11. As a result of Defendants' misstatements and omissions, the Fund experienced an 82 percent drop in NAV, one of the worst showings among the roughly 150 U.S. high-yield debt funds. For context, the average high-yield debt fund was down about 32% in 2008.

12. The Fund's assets as of September 20, 2007 were over $2.5 Billion. This dropped to just over $2 Billion on March 31, 2008, and then plunged to $638 million on December 31, 2008, <u>an almost $2 Billion drop in assets in 15 months' time</u>

D. Plaintiffs' Claims

13. Plaintiffs bring claims under and pursuant to §§ 11, 12(a)(2) and 15 of the Securities Act of 1933 ("1933 Act") (15 U.S.C. §§ 77k, 77l and 77o), and breach of contract.

II. JURISDICTION AND VENUE

14. This Court has jurisdiction over the subject matter of this action under § 22 of the Securities Act, 15 U.S.C. § 77v, 28 U.S.C. §§ 1331, 1332(d)(2) and 1367, and the principles of pendent and supplemental jurisdiction.

15. Venue is proper in this District pursuant to 15 U.S.C. § 80a-43, 28 U.S.C. § 1391(b). Defendants do business in this District. Further, many of the acts giving rise to the violations of law complained of herein occurred in this District, including manager meetings, the preparation and dissemination to shareholders of the Registration Statements and Prospectuses, and the decision to deviate from the Fund's fundamental policies without first obtaining shareholder approval. The Fund has its Principal Executive Offices in this District at 6803 South Tucson Way, Centennial, Colorado 80112-3924.

16. In connection with the acts alleged in this complaint, Defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

III. PARTIES

17. Plaintiff Ronald J. Janssen purchased shares of the Fund during the relevant time period[1] pursuant to or traceable to a registration statement and prospectus at issue in this complaint and has been damaged thereby. Mr. Janssen also purchased shares of the Fund before and after the Fund violated its fundamental policies and has been damaged thereby.

18. The Defendants are all affiliated with each other and conduct business under the umbrella of the "Oppenheimer" name, which is one of the largest asset management organizations in the United States.

19. Defendant OppenheimerFunds, Inc. (the "Manager") is the manager and investment advisor of the Fund and chooses the Fund's investments and handles its day-to-day business. It is a holding company that engaged in securities brokerage, banking services and related financial services through its subsidiaries. OppenheimerFunds, Inc. is headquartered at Two World Financial Center, 225 Liberty Street, New York, New York 10281-1008. The Manager carries out its duties, subject to the policies established by the Fund's Board of Trustees, under an investment advisory agreement. As compensation for its services, OppenheimerFunds, Inc. receives a management fee.

20. Defendant OppenheimerFunds Distributor, Inc. (the "Distributor"), located at Two World Financial Center, 225 Liberty Street, New York, New York 10281-1008, is a subsidiary of the Manager and was, during the relevant time period, the principal underwriter and distributor for shares of the Fund, was the trust agent for the purpose of the continuous public offering of the Fund's shares, and helped draft and disseminate the offering documents.

---

[1] This complaint uses "relevant time period" to refer to the time period November 1, 2006 to December 31, 2008 for the Securities Class. The State Law Class encompasses the period from initiation of the Fund to February 24, 2009.

21. Defendant William L. Armstrong is Chairman of the board of Trustees and signed or authorized the signing of each Registration Statement effective during the relevant time period.

22. Defendant Robert G. Avis was a Trustee and signed or authorized the signing of the January 26, 2007 Registration Statement.

23. Defendant George C. Bowen is a Trustee and signed or authorized the signing of each Registration Statement effective during the relevant time period.

24. Defendant Edward L. Cameron is a Trustee and signed or authorized the signing of each Registration Statement effective during the relevant time period.

25. Defendant Jon S. Fossel is a Trustee and signed or authorized the signing of each Registration Statement effective during the relevant time period.

26. Defendant Sam Freedman is a Trustee and signed or authorized the signing of each Registration Statement effective during the relevant time period.

27. Defendant Beverly L. Hamilton is a Trustee and signed or authorized the signing of each Registration Statement effective during the relevant time period.

28. Defendant Robert J. Malone is a Trustee and signed or authorized the signing of each Registration Statement effective during the relevant time period.

29. Defendant F. William Marshall, Jr., is a Trustee and signed or authorized the signing of each Registration Statement effective during the relevant time period.

30. Defendant John V. Murphy is President and Principal Executive Officer of the Fund and a Trustee and signed or authorized the signing of each Registration Statement effective during the relevant time period.

31. Defendant Brian W. Wixted is Treasurer and Principal Financial and Accounting Officer of the Fund and signed or authorized the signing of each Registration Statement effective during the relevant time period.

32. Defendant Angelo Manioudakis was the Fund's Vice President and Portfolio Manager during the relevant time period until his departure in December 2008. On information and belief due to his position as the person with overall "responsib[ility] for the day-to-day management of the Fund's investments," he participated in the written or oral communications used to market the Fund. In late 2006, Manioudakis took over management of the Fund and started gambling with derivatives.

33. The persons identified above in ¶¶ 21-32 sometimes are referred to as the "Individual Defendants."

34. The Manager, the Distributor, and the Individual Defendants, directly or indirectly, control the Fund, both individually and collectively.

IV. FACTUAL ALLEGATIONS

A. Introduction to the Fund

35. The Oppenheimer Champion Income Fund (the "Fund") is an open-ended, fixed income mutual fund managed and marketed by Defendant Oppenheimer Funds. The Fund sold five classes of shares, A, B, C, N, and Y, under the ticker symbols OPCHX, OCHBX, OCHCX, OCHNX, and OCHYX.

36. Defendants positioned the Fund as a conservative high income fund or at least a high income fund that was not dramatically riskier than the high income/intermediate fund peer group and portrayed the Fund as a diversified, higher-yielding Fund that may be appropriate as part of a retirement plan portfolio.

37. The Fund was marketed through other brokerage firms like Wachovia, Merrill Lynch, Linsco Private Ledger LPL, Citigroup Smith Barney, ING, and UBS.

B. The Relevant Registration Statements and SEC-Filed Prospectus Materials for the Fund

38. Defendants annually filed nearly identical Registration Statements and Prospectuses throughout the relevant time period in connection with the continuous offerings of the Fund's shares. The Fund's shares were issued to investors pursuant to the following series of Registration Statements filed with the SEC and made effective during the relevant time period, which are referred to collectively as the "Registration Statements":

- Registration Statement filed pursuant to Form N-1A on August 7, 2006;
- Registration Statement filed pursuant to Form N-1A on January 26, 2007; and
- Registration Statement filed pursuant to Form N-1A on January 28, 2008.

39. The Fund was marketed and sold to investors pursuant to the following series of Prospectuses:

- Prospectus dated August 7, 2006 (the "2006 Prospectus");
- Prospectus dated January 26, 2007 (the "2007 Prospectus"); and
- Prospectus dated January 28, 2008 (the "2008 Prospectus").

40. These Prospectuses also explicitly incorporated by reference a Statement of Additional Information ("SAI") and the Fund's Annual Report for that year, each of which provided investors with additional guidance about, *inter alia*, the Fund's investment strategies and limitations. These SAIs include the following:

- Statement of Additional Information dated August 7, 2006;
- Statement of Additional Information dated January 26, 2007; and
- Statement of Additional Information dated January 28, 2008;

41. Each of the foregoing documents was false and misleading as described below.

C. The Misstatements of Material Fact and Material Omissions Contained in the Fund's Registration Statements and SEC-Filed Prospectus Materials

42. From the August 7, 2006, Registration Statement and Prospectus onward throughout the entire relevant time period, Defendants issued and offered for sale shares of the Fund. Defendants continuously filed nearly identical Registration Statements and Prospectuses throughout the relevant time period and continued to offer and sell the Fund's newly issued securities.

43. The Registration Statements, Prospectuses, and SAI's used throughout the relevant time period to register and offer the Fund to Plaintiff and the Class contained untrue statements of material facts and omitted material facts necessary to make the statements therein not misleading. While the Prospectuses issued during the relevant time period were not perfectly identical, they did contain many of the same untrue statements and were rendered misleading by the same omissions. These include the following statements:

a. From the August 7, 2006 Prospectus:

> WHAT ARE THE FUND'S INVESTMENT OBJECTIVES? The Fund's primary objective is to seek a high level of current income by investing <u>mainly in a diversified portfolio</u> of high-yield, lower-grade, fixed-income securities that the Fund's investment manager, OppenheimerFunds, Inc. (the "Manager"), believes <u>do not involve undue risk</u>. The Fund's secondary objective is to seek capital growth when consistent with its primary objective.
>
> WHAT DOES THE FUND MAINLY INVEST IN? The Fund invests mainly in a variety of high-yield fixed-income debt securities of domestic and foreign issuers for high current income. These securities primarily include:

- Lower-grade bonds and notes of corporate issuers.
- Foreign corporate and government bonds.
- "Structured" notes.

Under normal market conditions, the Fund invests at least 60% of its total assets in high-yield, lower-grade, fixed-income securities, commonly called "junk" bonds. Lower-grade debt securities are those rated below "Baa" by Moody's Investors Service ("Moody's") or lower than "BBB" by Standard & Poor's Ratings Service ("S&P") or comparable ratings by other nationally-recognized rating organizations (or, in the case of unrated securities, determined by the Manager to be comparable to securities rated below investment grade). See Appendix A to the Statement of Additional Information for a description of bond ratings.

The remainder of the Fund's assets may be held in other debt securities, cash or cash equivalents, in rights or warrants, or invested in common stocks and other equity securities when the Manager believes these investments are consistent with the Fund's objectives. Investments in high-yield securities and equity securities may provide opportunities for capital growth while also providing income to the Fund.

The Fund's foreign investments currently focus on debt securities of issuers in developed markets. The Fund also uses certain derivative investments, primarily "structured notes," to try to enhance income or to try to manage investment risks. These investments are more fully explained in "About the Fund's Investments," below.

HOW DO THE PORTFOLIO MANAGERS DECIDE WHAT SECURITIES TO BUY OR SELL? In selecting securities for the Fund, the Fund's portfolio managers analyze the overall investment opportunities and risks in different market sectors, industries and countries. The overall strategy is to build a broadly diversified portfolio of debt securities to help moderate the special risks of investing in high-yield debt instruments. The portfolio managers currently use a "bottom up" approach, focusing on the performance of individual securities before considering industry trends. They evaluate an issuer's liquidity, financial strength and earnings power and also consider the factors below (which may vary in particular cases and may change over time), looking for:

- Changes in the business cycle that might affect corporate profits,
- Corporate sectors that in the portfolio managers' views are currently undervalued in the marketplace,
- Issuers with earnings growth rates that are faster than the growth rate of the overall economy,
- Securities or sectors that will help the overall diversification of the portfolio, and
- Issuers with improvements in relative cash flows and liquidity to help them meet their obligations.

> The portfolio managers monitor changes in the factors listed above and any changes may trigger a decision to sell a security.
>
> WHO IS THE FUND DESIGNED FOR? The Fund is designed primarily for investors seeking high current income from a fund that invests mainly in lower-grade domestic and foreign fixed-income debt securities. Those investors should be willing to assume the greater risks of short-term share price fluctuations that are typical for a fund that invests mainly in high-yield domestic and foreign fixed-income debt securities, which also have special credit risks. Since the Fund's income level will fluctuate, it is not designed for investor needing an assured level of current income. The Fund is intended to be a long-term investment <u>and may be appropriate as a part of a retirement plan portfolio</u>. The Fund is not a complete investment program.

Emphasis added.

b. The January 26, 2007, and January 28, 2008, Prospectuses contained disclosures similar to the 2006 Prospectus:

> WHAT ARE THE FUND'S INVESTMENT OBJECTIVES? The Fund's primary objective is to seek a high level of current income by investing mainly in a <u>diversified portfolio</u> of high-yield, lower-grade, fixed-income securities that the Fund's investment manager, OppenheimerFunds, Inc. (the "Manager"), believes <u>does not involve undue risk</u>. The Fund's secondary objective is to seek capital growth when consistent with its primary objective.
>
> WHAT DOES THE FUND MAINLY INVEST IN? The Fund invests in a variety of high-yield, fixed-income securities and related instruments. These investments primarily include:
>
> - Lower-grade corporate bonds.
> - Foreign corporate and government bonds.
> - Swaps, including single name and index-linked credit default swaps.
>
> Under normal market conditions, the Fund invests at least 60% of its total assets in high-yield, lower-grade, fixed-income securities, commonly called "junk" bonds. Lower-grade debt securities are those rated below "Baa" by Moody's Investors Service ("Moody's") or lower than "BBB" by Standard & Poors Ratings Service ("S&P") or comparable ratings by other nationally-recognized rating organizations (or, if unrated, debt securities determined by the Manager to be comparable to securities rated below investment grade). See Appendix A to the Statement of Additional Information for a description of bond ratings. Investments in high-yield securities may provide opportunities for capital growth while also providing income to the Fund.

The remainder of the Fund's assets may be invested in other debt securities, common stocks (and other equity securities), or cash equivalents when the Manager believes these investments are consistent with the Fund's objectives.

The Fund may invest in securities of foreign issuers. The Fund currently focuses on debt securities of foreign issuers in developed markets. The Fund also uses certain derivative investments to try to enhance income or to try to manage investment risks. These investments are more fully explained in "About the Fund's Investments," below.

HOW DO THE PORTFOLIO MANAGERS DECIDE WHAT SECURITIES TO BUY OR SELL? In selecting securities for the Fund, the overall strategy is to build a broadly diversified portfolio to help moderate the special risks of investing in high-yield debt instruments. The portfolio managers currently use a "bottom up" approach, focusing on the performance of individual securities before considering industry trends. They evaluate an issuer's liquidity, financial strength and earnings power. The Fund's portfolio managers also analyze the overall investment opportunities and risks in different market sectors, industries and countries. The Fund's portfolio managers consider some or all of the factors below (which may change over time):

- Issuers with earnings growth rates that are faster than the growth rate of the overall economy,
- Issuers with improvements in relative cash flows and liquidity to help them meet their obligations,
- Corporate sectors that in the portfolio managers' views are currently undervalued in the marketplace,
- Changes in the business cycle that might affect corporate profits, and
- Securities or sectors that will help the overall diversification of the portfolio.

The portfolio managers monitor changes in the factors listed above. Any changes may trigger a decision to sell a security.

WHO IS THE FUND DESIGNED FOR? The Fund is designed primarily for investors seeking high current income from a fund that invests mainly in lower-grade domestic and foreign fixed-income securities. Those investors should be willing to assume the greater risks of short-term share price fluctuations and the special credit risks that are typical for a fund that invests mainly in lower-grade domestic and foreign fixed-income securities. Since the Fund's income level will fluctuate, it is not designed for investor needing an assured level of current income. The Fund is intended to be a long-term investment and may be appropriate as a part of a retirement plan portfolio. The Fund is not a complete investment program.

Emphasis added.

44. Evidencing the belief by advisors (and even Oppenheimer) that the Fund was to be conservative in its credit posture was the holdings by other conservative Oppenheimer funds in the Champion Income Fund. For example, the $290 million Oppenheimer Conservative Investor Fund had 4% of its holdings in the Champion Income Fund through November 2008. (The Oppenheimer Conservative Investor Fund is down almost 40% this year, making it one of the worst-performing conservative allocation funds followed by fund tracker Morningstar Inc.). Indeed, more than 10% of the Fund also was recently held by other OppenheimerFunds offerings. This includes several funds of funds that bundle various products from the firm and at least one target-date retirement offering.

45. The foregoing representations were false for the reasons stated in ¶¶ 46-56.

D. The Core Misrepresentations in All Written and Oral Materials

46. The true material facts, or material facts omitted necessary to make the statements made not misleading and/or omitted material facts required to be stated therein, were:

a. The Fund was no longer adhering to its objectives of (i) investing mainly in a diversified portfolio of higher-yield, lower-grade, fixed income securities, and (ii) not taking any undue risk, but – in an effort to achieve greater yields – was pursuing riskier instruments and over-concentrating investments in volatile mortgage-backed securities and illiquid derivatives;

b. The Fund took on an undue amount of liquidity risk due to the illiquid nature of a large portion of the Fund's portfolios;

c. Defendants failed to disclose and, indeed concealed, the extent of the Fund's risk exposure to derivatives and other high risk instruments;

d. Defendants misstated the extent of the Fund's leverage exposure; and

e. The Fund's internal controls were inadequate to prevent Defendants from taking excessive risk.

47. The Fund was a typical conservative high income fund until, beginning in late 2006 or in 2007, and unbeknownst to investors, the Fund altered investment policies and began taking on excessive risk in the hopes of seeking higher returns as the returns on high-yield bonds generally began to wane. This included dramatically increasing the Fund's reliance on volatile mortgage-backed securities and risky derivative instruments. Although the Fund had invested in derivatives prior to this change in course, it had done so more conservatively in an effort to hedge risk and not to goose returns. Unknown to investors, the Fund became a *de facto* hedge fund, investing heavily in extraordinarily risky derivatives that were highly illiquid.

48. One example of taking excessive risks came in the form of total-return swaps. The Fund traded in total-return swaps, which are highly illiquid, speculative and complex agreements between parties to exchange cash flows in the future based on how a set of securities performs. Specifically, the Fund was betting that top-rated commercial mortgage-backed securities would rally in 2008. As of December 2007, the Fund's total-return swaps had appreciated. However, as commercial mortgage-backed securities cratered in 2008, the Fund suffered substantial losses.

49. Another example of excessive risk taking involved credit-default swaps, or "CDSs." CDSs are essentially insurance contracts that protect investors against bond and loan defaults. In exchange for being on the hook to pay out for such issues, CDS sellers receive a stream of interest payments. Selling CDSs can be particularly risky when insuring companies that are already struggling with credit problems – which is exactly what the Fund did. Through September 2008, the Fund was selling CDSs on troubled companies like Lehman Brothers, AIG, General Motors, and Tribune Company – all companies that have either collapsed, filed for bankruptcy or were otherwise

in crisis in 2008. And the troubles at these companies were already public in September 2008, meaning that the Fund knowingly made very risky bets on these investments. The Fund's losses on selling CDSs were massive.

50. The Fund took massive bets on some of the riskiest derivatives available. These risks were not adequately disclosed to investors; the use of derivatives was only generally disclosed in cursory boiler-plate.

51. The derivatives utilized by the Fund added a tremendous amount of leverage to the Fund and allowed the Fund to bet on more securities than it actually held in the portfolio. This exacerbated losses when the Fund was already declining.

52. The risks of the Fund made it much more similar to a hedge fund than the conservative high income fund it was portrayed to clients in marketing material and sales pitches.

53. The Fund also magnified risk by, in effect, doubling down on falling mortgage-related bonds in 2008. For example, mortgage securities tied to Washington Mutual Inc. with a $9 million principal value were valued at only $3 million at the end of September 2008. A set of five Freddie Mac mortgage-backed securities with a combined principal amount of $20 million were valued at just $2.5 million. As defaults continued to rise, the mortgage related holdings plummeted. While this sort of sector bet might be appropriate for a sector fund or hedge fund, the Fund was not meant to be a sector or hedge fund but, instead, a conservative high-yield fund appropriate for a retirement portfolio.

54. The Fund also made a direct sector bet in struggling Wall Street brokerage firms during the early days of the financial crisis. For example, the Fund purchased Lehman bonds between June 1, 2008 and September 30, 2008 with $29 million in principal value. Lehman filed for Chapter 11 bankruptcy-court protection in mid-September, and those bonds fell to just $144,000.

The Fund also added Morgan Stanley bonds with $13 million in principal during the financial crisis. The bonds were valued at approximately $8.3 million by the end of September. These investments were bald gambles that should not have been made given the Fund's objectives.

55. The foregoing is dramatically at odds with a Fund promoted by Defendants as a conservative high income fund or a fund that was not riskier than the high income/intermediate fund peer group. The foregoing is dramatically at odds with a Fund portrayed by Defendants as a diversified, higher-yielding Fund that may be appropriate as part of a retirement plan portfolio.

56. A reasonable investor would have viewed these undisclosed facts, severally and jointly, as having materially altered the total mix of information available to him or her. Such an investor would reasonably think that the facts described herein but never disclosed would cause him or her to undertake a materially increased investment risk in connection with the Fund shares they purchased during the relevant time period because the Fund was investing in securities that were materially more risky than disclosed. Nevertheless, Defendants did not disclose the facts highlighted in this section of the complaint immediately above in any of the Fund Prospectus Materials which were in effect during the relevant time period.

E. Defendants' Misconduct Causes Huge Losses

57. Due to Defendants' positive, but misleading or untrue statements, and the omissions described above, billions of dollars poured into the Fund.

58. By September 20, 2007, the Fund's assets reached over $2.5 billion.

59. But Defendants' investments ultimately triggered staggering losses.

60. The Fund's dependence for success on heavy investments in mortgage-backed securities, including those backed by subprime mortgages, tied the Fund's fate to that of the mortgage market. The collapse of pricing within that market and the devastating impact that

collapse had on the Fund illustrate the extent to which the Fund had deviated from its investment guidelines and exposed investors to high-risk instruments that proved illiquid.

61. The same was true of the Fund's heavy investments in total-return swaps and credit-default swaps. Through September 2008, alone the Fund had lost $47 million and $238 million on total-return swap and credit-default swap bets, respectively.

62. Then the bottom fell out in November 2008, when the Fund lost 55% of its value.

63. Overall, the Fund experienced an <u>82 percent</u> drop in NAV, one of the worst showings among the roughly 150 U.S. high-yield debt funds. For context, the average high-yield bond fund was down about 32% in 2008.

64. Defendants did not disclose that the Fund's rapid decline was the result of risky investments made in violation of the Fund's fundamental policies. On February 6, 2009, *Morningstar* gave the Fund an "F" for "failing investors," noting that "the managers bought complex, off-balance-sheet swap contracts that created a leveraging effect" and that "no attempt was made to communicate to shareholders that these funds were taking on additional risk."

65. On February 4, 2009, *Morningstar* included the Fund on its list of "The Eight Most Shocking Losses of the Past 12 Months," noting that "the managers tried to make a killing in mortgages by scooping them up at depressed prices in January 2008," which was "[n]ot only . . . a really bad bet, but it was made much worse by the use of tremendous leverage. [I]t wasn't easy for shareholders to see that their fund had just become much more risky." In another article dated February 5, 2009, *Morningstar* explained that Fund managers "fail[ed] to appreciate the risks they were taking," and that Oppenheimer "also did a terrible job communicating the risks of this exposure in shareholder reports and Web commentary."

V. CLASS ACTION ALLEGATIONS

66. Plaintiffs bring this action as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of two classes as follows:

a. The "Securities Class" consisting of all persons or entities who acquired shares of the Fund traceable to a false and misleading Registration Statement and Prospectus for the Fund and who were damaged thereby. The time period for this class is November 1, 2006 to December 31, 2008.

b. The "State Law Class" consisting of two subclasses as follows:

i. All persons or entities who owned shares of the Fund at any time before (a) the Fund's investments in mortgage-backed securities exceeded 25% of its assets, (b) the Fund utilized leveraging devices that resulted in borrowings well in excess of 33 1/3% of the value of its total assets, or (c) the Fund took undue risks on total-return swaps and credit-default swaps, and, by continuing to own those shares suffered damages as a result thereof. These shareholders will be referred to as the "Pre-Breach Class."

ii. All persons or entities who owned shares of the Fund at any time after (a) the Fund's investments in mortgage-backed securities exceeded 25% of its assets, (b) the Fund utilized leveraging devices that resulted in borrowings well in excess of 33 1/3% of the value of its total assets, or (c) the Fund took undue risks on total-return swaps and credit-default swaps, and, by continuing to own those shares suffered damages as a result thereof. These shareholders will be referred to as the "Post-Breach Class."

67. Excluded from the Classes are Defendants, their Officers and Directors, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which Defendants have or had a controlling interest.

68. The members of the Classes are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery, Plaintiff believes that there are thousands if not tens-of-thousands of members in the proposed Classes. Record owners and other members of the Classes may be identified from records maintained by Registrant or its transfer agent and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions.

69. Plaintiff's claims are typical of the claims of the members of the Classes as all members of the Classes are similarly affected by Defendants' wrongful conduct in violation of federal law that is complained of herein.

70. Plaintiff will fairly and adequately protect the interests of the members of the Classes and has retained counsel competent and experienced in class and securities litigation.

71. Common questions of law and fact exist as to all members of the Classes and predominate over any questions solely affecting individual members of the Classes. Among the questions of law and fact common to the Classes are:

a. whether the 1933 Act was violated by Defendants' acts as alleged;

b. whether statements made by Defendants to the investing public in the Registration Statement and Prospectus misrepresented or omitted material facts;

c. whether the relevant Defendants breached the contracts between the Fund and member of the Classes;

d. whether the members of the Classes have sustained damages and, if so, what is the proper measure thereof.

72. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy because joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it impossible for members of the Classes to redress individually the wrongs done to them. There will be no difficulty in the management of this action as a class action.

COUNT I

VIOLATIONS OF SECTION 11 OF THE 1933 ACT AGAINST ALL DEFENDANTS ON BEHALF OF THE SECURITIES CLASS

73. Plaintiff repeats and re-alleges the allegations contained in the foregoing paragraphs as if set forth fully herein, except to the extent any allegations above contain facts which are unnecessary or irrelevant for purposes of stating a claim under Section 11, including allegations that might be interpreted to sound in fraud or relating to any state of mind on the part of the § 11 Defendants, other than strict liability or negligence.

74. This Count is brought pursuant to § 11 of the 1933 Act, 15 U.S.C. § 77k, on behalf of the Securities Class. It is asserted against all Defendants except Manioudakis.

75. The Registration Statements for the Fund contained untrue statements of material facts, omitted to state other facts necessary to make the statements made not misleading, and/or omitted to state material facts required to be stated therein.

76. The Defendants named herein were responsible for the contents and dissemination of the Registration Statement.

77. None of the Defendants named herein made a reasonable investigation or possessed reasonable grounds for the belief that the statements contained in the Registration Statement were true and without omissions of any material facts and were not misleading.

78. By reasons of the conduct herein alleged, each Defendant violated, and/or controlled a person who violated § 11 of the 1933 Act.

79. Plaintiffs acquired Fund shares pursuant to the Registration Statements.

80. Plaintiff and the Class have sustained damages. The value of the Fund shares has declined substantially subsequent to and due to Defendants' violations.

81. At the time of their purchases of the Fund shares, Plaintiff and other members of the Class were without knowledge of the facts concerning the untrue statements or omissions herein and could not have reasonably discovered those facts prior to February 2009. Less than one year has elapsed from the time that Plaintiff discovered or reasonably could have discovered the facts upon which this complaint is based to the time that Plaintiff filed this complaint. Less than three years have elapsed between the time that the securities upon which this Count is brought were offered to the public and the time Plaintiff filed this complaint.

COUNT II

VIOLATIONS OF SECTION 12(A)(2) OF THE 1933 ACT AGAINST ALL DEFENDANTS ON BEHALF OF THE SECURITIES CLASS

82. Plaintiff repeats and incorporates each and every allegation contained above as if fully set forth herein, except to the extent any allegations above contain facts which are unnecessary or irrelevant for purposes of stating a claim under Section 12, including allegations that might be interpreted to sound in fraud or relating to any state of mind on the part of the § 12 Defendants, other than strict liability or negligence.

83. This Count is brought pursuant to § 12 of the 1933 Act, 15 U.S.C. § 77l, on behalf of the Securities Class. It is asserted against all Defendants, because they were all participants in the distribution of the Fund's shares.

84. The § 12 Defendants offered and sold a security, namely shares of the Fund's common stock, by means of a prospectus or were controlling persons of the Fund or of those who offered and sold the Fund's shares. This prospectus contained untrue statements of material facts and omitted to state material facts necessary in order to make the statements, in light of the circumstances under which they were made, not misleading, which statements and omissions the § 12 Defendants knew, or in the exercise of reasonable care the § 12 Defendants would have known, were false or were material facts which were required to be disclosed to avoid the representations which were made from being misleading.

85. The § 12 Defendants actively solicited the sale of the Fund's shares to serve their own financial interests.

86. Plaintiff did not know that the representations made in connection with the distribution to him by the § 12 Defendants regarding the matters described above were untrue and did not know the above described material facts that were not disclosed.

87. As a result of the matters set forth herein, pursuant to § 12(a)(2) of the Securities Act, Plaintiff and Class members are entitled to recover the consideration paid for such security with interest thereon, less the amount of any income received thereon, upon the tender of such security, or for damages if they no longer own such shares.

88. Plaintiff and putative Class members who do not opt out, hereby tender their shares in the Fund.

89. The § 12 Defendants are liable to Plaintiff and Class members pursuant to § 12(a)(2) of the Securities Act, as sellers of the Fund's shares.

COUNT III

VIOLATIONS OF SECTION 15 OF THE 1933 ACT AGAINST THE CONTROL GROUP DEFENDANTS ON BEHALF OF THE SECURITIES CLASS

90. Plaintiff repeats and re-alleges the allegations contained in the foregoing paragraphs as if set forth fully herein, except to the extent any allegations above contain facts which are unnecessary or irrelevant for purposes of stating a claim under Section 15, including allegations that might be interpreted to sound in fraud or relating to any state of mind on the part of the § 15 Defendants, other than strict liability or negligence.

91. This Count is brought pursuant to § 15 of the 1933 Act, 15 U.S.C. § 77o, on behalf of the Securities Class. It is asserted against all Defendants except Manioudakis.

92. Each of these Defendants was a control person of the Fund or the Manager or Distributor by virtue of his or her position as a trustee and/or senior officer of the Fund or the Oppenheimer entities. The Individual Defendants each had a series of direct and/or indirect business and/or personal relationships with other trustees and/or officers and/or major shareholders of the Manager and Distributor and the Fund.

93. Each of the Individual Defendants was a culpable participant in the violations of §§ 11 and 12 of the 1933 Act alleged in the Counts above, based on their having signed or authorized the signing of the Registration Statement and having otherwise participated in the process which allowed the offerings to be successfully completed, or having participated in the offer or sale of the shares of the Fund.

COUNT IV

BREACH OF CONTRACT ON BEHALF OF THE STATE LAW PRE-BREACH CLASS

94. Plaintiff incorporates by reference and re-alleges the allegations contained in the foregoing paragraphs as if fully set forth in this paragraph, except that paragraphs relating to the misstatements and omissions made in connection with the Fund are not incorporated into this Count IV, which focuses only on the Fund's violation of its fundamental policies.

95. This count is asserted by Plaintiff against Defendants Armstrong, Avis, Bowen, Cameron, Fossel, Freedman, Hamilton, Malone, Marshall, Murphy, and Wixted on behalf of the Pre-Breach Class only and encompasses only acquisitions of shares of the Fund that took place before the Fund violated its fundamental policies.

96. The Registration Statements, Prospectuses and SAI's constituted a contract that existed between each investor on the one hand, and the Fund and Trustee Defendants on the other (hereinafter the "Contract"). As signers of the Registration Statements, the Trustee Defendants are parties to the Contracts. The Registration Statements, Prospectuses and SAIs were proffered to investors in order to induce their investments in the Fund (that is, consideration for the bargain).

97. The SAIs, which formed an integral part of the Contract, listed numerous "Fundamental Policies," including limitations on the Fund's ability to borrow money and to invest in a given industry. Specifically, the SAIs stated:

> The Fund cannot invest 25% or more of its total assets in any one industry. That limit does not apply to securities issued or guaranteed by the U.S. government or its agencies and instrumentalities. Under this policy, utilities are divided into "industries" according to the services they provide (for example, gas, gas transmission, electric and telephone utilities will be considered to be in separate industries). The Fund can invest more than 25% in a group of industries.
>
> The Fund cannot borrow money in excess of 33 1/3% of the value of its total assets. The Fund may borrow only from banks and/or affiliated investment companies and only as a temporary measure for

> extraordinary or emergency purposes. The Fund cannot make any investment at a time during which its borrowings exceed 5% of the value of its assets. With respect to this fundamental policy, the Fund can borrow only if it maintains a 300% ratio of assets to borrowings at all times in the manner set forth in the Investment Company Act.

The foregoing quote appeared verbatim in SAIs issued as followed: August 7, 2006; January 26, 2007; January 28, 2008.

98. Those same SAIs also stated that the "Fund's investment objectives are a fundamental policy." The Fund's investment objectives at all times during the relevant time period were to invest mainly in a "diversified portfolio" of high-yield, lower-grade, fixed-income securities that did "not involve undue risk."

99. The foregoing fundamental policies could not be changed or diverged from without prior approval by the vote of a majority of the Fund's outstanding voting securities. "Majority" is defined in the SAIs for these purposes as the lesser of (a) 67% or more of the shares present or represented by proxy at a shareholder meeting, if the holders of more than 50% of the outstanding shares are present or represented by proxy, or (b) more than 50% of the outstanding shares.

100. Contrary to the Fund's fundamental policies, beginning in late 2006, the Fund concentrated more than 25% of its total assets in high-risk mortgage-backed securities. Mortgage-backed securities posed a particular risk to the Fund by drastically increasing exposure to interest rate risk. While rising interest rates may cause the value of highly-rated corporate or government bonds to decrease, such rate changes generally do not increase the risk that the bonds would default. In contrast, instruments backed by residential mortgages – and by subprime mortgages in particular – face a significantly heightened risk of default from interest rate spikes. Focusing on mortgage-backed securities also heightened the Fund's concentration risk by eroding the diversity of its investments, in violation of its investing guidelines.

101. Also contrary to the Fund's fundamental policies, beginning in late 2006, the Fund utilized substantial and risky leveraging devices that resulted in borrowings well in excess of 33 1/3% of the value of its total assets.

102. Also contrary to the Fund's fundamental policies, the Fund's heavy use of risky total-return swaps and credit-default swaps beginning in late 2006 violated the Fund's investment objectives of investing mainly in a "diversified portfolio" of high-yield, lower-grade, fixed-income securities that did "not involve undue risk."

103. At no time did the Trustees seek or obtain approval from a majority of the Fund's shareholders to deviate from the foregoing fundamental policies.

104. But these deviations from the Fund's fundamental policies were changeable only by a majority shareholder vote.

105. These violations of fundamental policies dramatically transformed the Fund into a higher risk investment, and the volatility that comes with that higher risk resulted in the loss of hundreds-of-millions of dollars. The above-noted investments made in violation of the stated fundamental investment policies caused significant losses to the Fund's shareholders, as alleged above.

106. Plaintiff and members of the Pre-Breach Class have suffered substantial damages in connection with losses in the Fund's value that resulted from the deviation from stated fundamental policies and resulting breach of contract.

COUNT V

BREACH OF CONTRACT ON BEHALF OF THE STATE LAW POST-BREACH CLASS

107. Plaintiff incorporates by reference and re-alleges the allegations contained in the foregoing paragraphs as if fully set forth in this paragraph, except that paragraphs relating to the

misstatements and omissions made in connection with the Fund are not incorporated into this Count V, which focuses only on the Fund's violation of its fundamental policies.

108. This count is asserted by Plaintiffs against Defendants Armstrong, Avis, Bowen, Cameron, Fossel, Freedman, Hamilton, Malone, Marshall, Murphy, and Wixted on behalf of the Post-Breach Class only and encompasses only acquisitions of shares of the Fund that took place after the Fund violated its fundamental policies.

109. As pled above, the fundamental policies and material Contract terms assured shareholders that the Fund would remain well diversified, limit its use of leverage and not take any undue risks. Because these policies were "fundamental," the Board of Trustees could not legitimately change the policies without first obtaining approval by a majority of the Fund's shareholders.

110. At no time did the Trustees seek or obtain approval from a majority of the Fund's shareholders to deviate from the Fund's fundamental policies.

111. When the Trustees changed those policies without the required shareholder vote, the Contracts were breached.

112. The above-noted investments made in violation of fundamental policies caused significant losses to the Fund's shareholders, as alleged above.

113. Plaintiff and members of the Post-Breach Class have suffered substantial damages in connection with losses in the Fund's value that resulted from the deviation from stated fundamental policies and resulting breach of contract.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for relief and judgment, as follows:

A. Determining that this action is a proper class action and certifying Plaintiff as Class representative under Rule 23 of the Federal Rules of Civil Procedure;

B. Awarding compensatory damages in favor of Plaintiff and the other Class members against all Defendants, jointly and severally, for all damages sustained as a result of Defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

C. Awarding Plaintiff and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees;

D. Entry of such orders or judgments as may be necessary to restore to any person in interest any money that may have been acquired by means of unlawful business acts and practices;

E. Awarding rescissionary damages; and

F. Such equitable, injunctive or other relief as deemed appropriate by the Court.

JURY DEMAND

Plaintiffs hereby demand a trial by jury.

Dated: February 24, 2009

By: s/Robert B. Carey

Robert B. Carey
The Carey Law Firm
2301 East Pikes Peak Avenue
Colorado Springs, CO 80909
Telephone: (719) 635-0377
Facsimile: (719) 635-2920
rob.carey@att.net

Steve W. Berman
Sean R. Matt
Erin K. Flory
HAGENS BERMAN SOBOL SHAPIRO, LLP
1301 Fifth Avenue, Suite 2900
Seattle, WA 98101
Telephone: (206) 623-7292
Facsimile: (206) 623-0594
steve@hbsslaw.com
sean@hbsslaw.com
erin@hbsslaw.com

Dave Gaba
COMPASS LAW GROUP PLLC
1001 Fourth Avenue
Suite 3200
Seattle, WA 98154
Telephone: (206) 467-7026
Facsimile: (206) 734-3854

Attorneys for Plaintiff

Plaintiff's Name & Address

Ronald J. Janssen
5220 Wintergreen Lane
Reno, NV 89511